November 1, 2005


Board of Directors
Knight Ridder, Inc.
50 W. San Fernando Street
Suite 1500
San Jose, CA  95113


Dear Board Members:

I am writing on behalf of Private Capital Management, L.P.
("PCM"), Knight Ridder's largest shareholder. On behalf of its clients, PCM has been an investor in Knight Ridder since
April 2000 and its clients currently hold approximately 19% of the Company's outstanding shares.

On July 19, 2005, at the invitation of Knight Ridder's Chairman and CEO, Tony Ridder, I addressed the Company's Board on behalf of PCM regarding our concerns with the performance of the Company's stock. As I stated to the Board at that meeting, PCM has long respected Knight Ridder for its distinguished history of serving the public and for the collection of high quality local market newspaper assets that the Company has assembled. However, in light of limited revenue growth across the newspaper industry and the difficulties the Company has faced in realizing the fair value of the Company for its shareholders, we believe the Board should now aggressively pursue the competitive sale of the Company.

PCM remains supportive of actions undertaken by the Company following the July 19 Board meeting, so far as they went, to create shareholder value. Nevertheless, as was the case in July and is increasingly the case since, a significant and persistent disparity exists between the fair value of the Company's assets and the trading range of its shares. Since the July 19 Board meeting the Company has raised its dividend; authorized the repurchase of 10,000,000 shares; completed the repurchase of more than 5,000,000 shares; acquired and disposed of a number of newspaper assets;
and announced staffing reductions. During that same period the Company's share price has declined by over 14% from $62.23 to $53.38.

In our view, the actions taken to date have not adequately addressed a number of significant issues facing the Company, including (i) continuing consolidation among traditional sources of print advertising revenue; (ii) the redirection of advertising dollars to other media; (iii) the Company's unexceptional operating margins; and (iv) the Company's lack of a nationally read paper capable of being leveraged in the online market. In light of these and other factors, we view the best interests of the shareholders as being served by the Board soliciting competitive bids for the Company, either from financial buyers willing to pay fair value or industry participants that would realize synergies and increased market presence through the acquisition of Knight Ridder's highly desirable local newspaper and online advertising assets.

We understand through publicly available material that Company management has, on several occasions, determined the Company's break up value to be substantially in excess of the current share price. While we are not putting a specific break up or fair market value on the Company's assets at this time, based on what we observed of other shareholders invited to address the Board at its July meeting, we think that we are not alone in believing that the Company's fair value significantly exceeds its current share price. In the present environment, even considering management's incremental efforts and the Company's top tier assets, the market has persistently failed to recognize the fair value of the Company as it is currently configured and managed.

Accordingly, we are calling on the Board to initiate a process to seek competitive offers for the Company and to allow the Company's shareholders to determine whether resulting bids adequately reflect the fair value of the Company's assets.
We anticipate that other shareholders would strongly support the Board's efforts to auction the Company at this time. In the absence of such action by the Board, PCM would strongly consider supporting more aggressive efforts that might be initiated by other parties seeking to change the composition of the Board, install new management, acquire a majority of the Company's voting shares, or take other action to maximize shareholder value.

As long term supporters of the Company, we thank you for your prompt and thoughtful consideration of this matter.

Sincerely,

/s/ Bruce S. Sherman
Bruce S. Sherman
Chief Executive Officer



cc:  Mr. Tony Ridder